Exhibit 99.1

For Immediate Release

BioLineRx and Hemispherian Announce New Preclinical Data Demonstrating Strong

Synergistic Effect between GLIX1 and PARP Inhibitor in a Patient-Derived

Ovarian Cancer Xenograft Model

- Synergy was demonstrated in a combination arm of GLIX1 and the PARP inhibitor olaparib at low doses, with substantially better efficacy compared to the control arm and compared to each drug individually at its optimal dose -

- GLIX1 in combination with olaparib also showed comparable efficacy to that seen with the chemotherapy drug cisplatin -

- Results reinforce synthetic lethality between GLIX1 and PARP inhibitors, indicating that GLIX1 can broaden the use of PARPi in ovarian cancer -

TEL AVIV, Israel and OSLO, Norway – July 8, 2026 – BioLineRx Ltd. (NASDAQ/TASE: BLRX), a clinical-stage biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases, and Hemispherian AS, a clinical-stage oncology company developing novel small molecule therapeutics, today announced highly encouraging new preclinical data demonstrating strong synergy between GLIX1 and PARP inhibitors in a patient-derived xenograft (PDX) model of ovarian cancer.

Ovarian cancer remains a major therapeutic challenge, particularly in homologous recombination (HR)-proficient disease where PARP inhibitors (PARPi) presently have limited efficacy, as well as for patients with platinum-resistance.

GLIX1 in combination with PARPi is expected to result in synthetic lethality, a mechanism in which GLIX1-induced single-stranded DNA breaks overcome PARP inhibitors’ requirement for HR-deficiency, enabling synergistic activity in HR-proficient cancers. This effect was first observed in vitro, where GLIX1 showed reproducible synergy across different PARP inhibitors and multiple HR-proficient ovarian cancer cell lines, with very high ZIP synergy scores.

“We are very excited to observe, in a patient-derived ovarian cancer model, the synergistic effect as we anticipated based on the mechanistic rationale and as demonstrated by in vitro data” said Philip Serlin, Chief Executive Officer of BioLineRx. “GLIX1 has the potential to sensitize patients to PARP inhibitors as well as to potentially address the huge unmet need for patients with platinum-resistance. Based on these highly encouraging data, we plan to include an ovarian cancer arm in the expansion part of our ongoing Phase 1/2a study.”

Today’s results represent a compelling in vivo confirmation of GLIX1 and PARPi synergy from an HR-proficient ovarian cancer PDX model.

•	The study included six arms: cisplatin, GLIX1 monotherapy and olaparib monotherapy (all at doses expected to be optimal), low-dose GLIX1, a low-dose GLIX1/olaparib combination arm, and a control arm

•	Results show substantially better efficacy in the combination arm versus the control arm and versus the monotherapy arms, despite using lower doses in the combination arm

•	The low-dose GLIX1/olaparib combination tumor reduction was similar to cisplatin, the current chemotherapy benchmark

BioLineRx and Hemispherian plan to present the data from this study at one or more future medical conferences.

About Ovarian Cancer

Ovarian cancer is the deadliest gynecologic malignancy in the United States, with an estimated approximately 21,000 new cases and 12,450 deaths projected in 2026. Standard first-line treatment consists of cytoreductive surgery and platinum-based chemotherapy, with PARP inhibitors used as maintenance therapy in selected patients, particularly those with BRCA-mutated or homologous recombination (HR)-deficient disease. However, PARP inhibitors are markedly less effective in patients with HR-proficient tumors, which account for approximately 50% of high-grade serous ovarian cancers and are associated with primary platinum resistance and shorter survival. This leaves a substantial and currently underserved patient population in need of new treatment strategies capable of extending the benefits of PARP inhibitors.

About GLIX1

GLIX1 is a first-in-class, orally administered, brain penetrating, small molecule activator of the Ten-Eleven Translocation 2 (TET2) pathway that is commonly inhibited in cancer. Activating the novel TET2 pathway by GLIX1 overwhelms the DNA repair capacity of cancer cells, resulting in apoptotic cancer cell death.

About the Phase 1/2a Trial with GLIX1

The Phase 1/2a trial is an open-label, multicenter trial. Part 1 of the trial is a dose escalation study where patients receive GLIX1 daily as monotherapy. This part is expected to recruit up to 30 patients with recurrent and progressive GBM and other high-grade gliomas. The primary objective is to establish a maximum tolerated dose (MTD) and/or a recommended dose based on safety, PK/PD and preliminary efficacy. Updates to the Phase 1/2a trial are anticipated during H2 2026, with full results on the dose escalation part expected in 2027.

The Phase 2a expansion part of the trial is planned to include additional indications, including newly diagnosed GBM, as well as select cancers, with GLIX1 as monotherapy or in combination with standard of care (including in combination with PARP inhibitors). These cohorts are expected to identify preliminary efficacy, PD assessments and dose optimization data, serving as the basis for a rapid and effective advanced clinical development plan.

For more information on the Phase 1/2a trial, please visit NCT07464925.

About Hemispherian

Hemispherian AS is a clinical-stage pharmaceutical company developing first-in-class small-molecule cancer therapies. Its lead program, GLIX1, is being advanced in partnership with BioLineRx for the treatment of glioblastoma and a broad range of solid tumors.

The company is headquartered in Oslo, Norway, and collaborates with leading academic and clinical institutions worldwide.

Learn more at www.hemispherian.com or on LinkedIn.

About BioLineRx

BioLineRx Ltd. (NASDAQ/TASE: BLRX) is a biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases. The Company’s lead development asset is GLIX1, a first-in-class, oral, small molecule targeting DNA damage response in glioblastoma and other solid tumors, for which a Phase 1/2a clinical trial has been initiated in the first quarter of 2026. GLIX1 is being developed under a collaboration with Hemispherian AS.

The Company's first approved product, APHEXDA® (motixafortide), is indicated in the U.S. for stem cell mobilization for autologous transplantation in multiple myeloma, and is being commercialized by Ayrmid Ltd. (globally, except Asia) and Gloria Biosciences (in Asia). BioLineRx has retained the rights to develop motixafortide in solid tumors, including metastatic pancreatic cancer (PDAC), and has a Phase 2b PDAC trial currently ongoing under a collaboration with Columbia University.

Learn more about who we are, what we do, and how we do it at www.biolinerx.com, or on LinkedIn.

Forward Looking Statement

Various statements in this release concerning BioLineRx's future expectations constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," and "would," and describe opinions about future events. These include statements regarding management's expectations, beliefs and intentions regarding, among other things, GLIX1’s potential to sensitize patients to PARP inhibitors as well as the potential to address the need for patients with platinum-resistance. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause BioLineRx's actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the clinical development, commercialization and market acceptance of GLIX1 and motixafortide including the degree and pace of market uptake of APHEXDA for the mobilization of hematopoietic stem cells for autologous transplantation in multiple myeloma patients; the initiation, timing, progress and results of BioLineRx’s preclinical studies, clinical trials and other therapeutic candidate development efforts; BioLineRx’s ability to advance GLIX1 and motixafortide into clinical trials or to successfully complete its preclinical studies or clinical trials; whether the clinical trial results for GLIX1 and motixafortide will be predictive of real-world results; BioLineRx’s receipt of regulatory approvals for GLIX1 and motixafortide and the timing of other regulatory filings and approvals; whether access to GLIX1 and motixafortide is achieved in a commercially viable manner and whether GLIX1 and motixafortide receives adequate reimbursement from third-party payors; BioLineRx’s ability to establish, manage, and maintain corporate collaborations, as well as the ability of BioLineRx’s collaborators to execute on their development and commercialization plans; BioLineRx’s ability to integrate new therapeutic candidates and new personnel, as well as new collaborations; the interpretation of the properties and characteristics of BioLineRx’s therapeutic candidates and of the results obtained with its therapeutic candidates in preclinical studies or clinical trials; the implementation of BioLineRx’s business model and strategic plans for its business and therapeutic candidates; the scope of protection that BioLineRx’s is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; estimates of BioLineRx’s expenses, future revenues, capital requirements and its need for and ability to access sufficient additional financing; risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere; competitive companies, technologies and BioLineRx’s industry; BioLineRx’s ability to maintain the listing of its ADSs on Nasdaq; statements as to the impact of the political and security situation in Israel on BioLineRx’s business which may exacerbate the magnitude of the factors discussed above. These and other factors are more fully discussed in the "Risk Factors" section of BioLineRx's most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 23, 2026. In addition, any forward-looking statements represent BioLineRx's views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contacts:

For BioLineRx:

United States

Chuck Padala

LifeSci Advisors, LLC

IR@biolinerx.com

Israel

Moran Meir

LifeSci Advisors, LLC

moran@lifesciadvisors.com

For Hemispherian AS:

Zeno Albisser, CEO

zeno@hemispherian.com